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/ / Check this box if no longer                      U.S. SECURITIES AND EXCHANGE COMMISSION
subject to Section 16.  Form 4
or Form 5 obligations may                                     Washington, D.C. 20549
continue
See Instruction 1(b).                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding
                                   Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940



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1. Name and Address of   2. Issuer Name and Ticker or Trading Symbol     6.  Relationship of Reporting Person to
   Reporting Person*                                                         Issuer (Check all applicable)
                         Dunes Hotels and Casinos Inc.
                                                                            __ Director       X  10% Owner
-----------------------------------------------------------------------
(Last) (First) (Middle)   3. IRS or Social         4. Statement for         __ Officer        __ Other
                             Security                 Month/Year               (give title       (specify below)
GFS Acquisition              Number of Reporting                                below)
Company, Inc.                Person (Voluntary)       June 2000

-------------------------                         -------------------------------------------------------------------------
        (Street)                                   5. If Amendment,      7. Individual or Joint/Group Filing
                                                      Date of Original      (Check applicable line)
                                                      (Month/Year)          __ Form filed by One Reporting
8441 E. 32nd Street N                                                          Person
                                                                            X  Form filed by More than One
                                                                               Reporting Person
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(City)    (State)   (Zip)              Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned.

Wichita, KS  67226
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
1.  Title of Security    2.  Trans-    3. Trans-    4. Securities          5.  Amount of     6. Ownership   7. Nature
    (Instr. 3)               action       action       Acquired (A)            Securities       Form:          of Indirect
                             date:        Code         or Disposed of (D)      Beneficially     Direct         Beneficial
                                          (Instr.8)    (Instr. 3, 4 and 5)     Owned at         (D) or         Ownership
                                                                               End of Mth.      Indirect       (Instr. 4)
                             (Month/                                           (Instr. 3        (I)
                             Day/                                               and 4)          (Instr.4)
                             Year)
                                      ------------------------------------
                                       Code   V     Amount   (A) or  Price
                                                              (D)
---------------------------------------------------------------------------------------------------------------------------
Common Stock              6/15/00      P           25,000    A       $.6563
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Common Stock              6/20/00      P            5,000    A       $.6875
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                    883,922          D(1)
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Common Stock                                                                    3,000,000        D(2)
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* If the  Form  is  filed  by  more  than  one  Reporting  Person,  see instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
(Print or Type Responses)


(Table Continued)


                FORM 4  (continued)  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                (e.g., puts, calls, warrants, options, convertible securities)

  ==================================================================================================================================

  1.Title of  2.Conver-  3.Trans-  4.Trans-  5.Number    6.Date Exerci-   7.Title and  8.Price    9.Number    10.Owner-   11.Nature
    Deriva-     sion or    action    action    of Deriv-   sable and        Amount of    of         of Deri-     ship        of In-
    tive        Exercise   Date      Code      ative       Expiration       Underlying   Deriva-    vative       Form of     direct
    Security    Price of   (Month/   (Instr.   Securi-     Date (Month/     Securities   tive       Securi-      Deriv-      Bene-
    (Ins. 3)    Deriv-     Day/      8)        ties        Day/Year)        (Instr. 3    Security   ties Bene-   ative       ficial
                ative      Year)               Acquired                     and 4)       (Instr.    ficially     Security;   Owner-
                Security                       (A) or                                       5)      Owned at     Direct      ship
                                               Disposed                                             End of       (D) or      (Instr.
                                               of (D)                                               Month        Indirect    4)
                                               (Instr. 3,                                           (Instr.      (I)
                                               4, and 5)                                            4)           (Instr.
                                                                                                                 4)


                                   ---------------------------------------------------
                                    Code  V    (A)  (D)   Date     Expira-
                                                          Exer-    tion
                                                          cisable  Date
  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------------

  ==================================================================================================================================
  Explanation of Responses: (1) The 883,922 shares of common stock are owned by GFS Acquisition Company, Inc. ("GFS Acquisition").
  General Financial Services, Inc. ("GFS") is the sole stockholder of GFS Acquisition. Mr. Miller is the sole director and officer of GFS Acquisition. GFS beneficially owns the 883,922 shares of common stock directly owned by GFS Acquisition as a result of its ownership of GFS Acquisition. Steve Miller beneficially owns the 883,922 shares of common stock owned by GFS Acquisition as a result of his ownership of GFS and his position as the sole officer and director of GFS and GFS Acquisition.

  (1) The 3,000,000 shares of common stock are  beneficially  owned directly by GFS. Steve Miller is  the sole stockholder,  officer and director of GFS and as a result  beneficially owns the shares of common stock  beneficially owned by GFS.

  ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                                      /s/ Steve K. Miller                                             June 10, 2000
                                                      -------------------------------------------------               -------------
                                                      Steve K. Miller                                                          Date



                                                      GENERAL FINANCIAL SERVICES, INC.



                                                      By:      /s/ Steve K. Miller                                    June 10, 2000
                                                         ----------------------------------------------               -------------
                                                               Steve K. Miller, President                                      Date



                                                      GFS ACQUISITION COMPANY, INC.


                                                      By:      /s/ Steve K. Miller                                    June 10,  2000
                                                         ----------------------------------------------               --------------
                                                               Steve K. Miller, President                                      Date
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   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedure.

     Form 4
     Reporting Person
     GFS Acquisition Company, Inc.

     Date of Event Requiring Statement
     June 2000

     Issuer Name
     Dunes Hotels and Casinos Inc.

     List of Other Joint Filers
     Names and Addresses
     General Financial Services, Inc.; 8441 E. 32nd Street N, Wichita, KS 67226 Steve K. Miller; 8441 E. 32nd Street N, Wichita, KS 67226